

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (202) 663-8007

February 25, 2011

Guohong Zhao
Chief Executive Officer, President and Chairman
THT Heat Transfer Technology, Inc.
No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

> **Re:** **THT Heat Transfer Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2011**
> **File No. 333-172049**

Dear Mr. Zhao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the nature and size of the transaction being registered relative to the number of shares outstanding held by non-affiliates, this appears to represent a primary offering which must be made at a fixed price. Please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Selling Stockholders, page 2

2. Explain briefly the date and transactions in which each selling stockholder received the common stock being registered for resale.

3. Please describe in greater detail:

    - the material terms of the option agreements with the original founders of your wholly owned subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd. including whether the table on page 3 contains the names of all such founders;

    - the terms of the options issued pursuant to your option agreements including the offering price of the options;

    - the price upon which each of the founders exercised their options on December 17, 2010; and

    - the history of your company and your transactions including when Wisetop International Holdings Limited became the sole shareholder of Megaway International Holdings Limited and why Wisetop entered into option agreements with the original founders of Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd.

4. We note disclosure in the second paragraph on page 3 that that the table includes shares of common stock underlying shares of convertible preferred stock, options or warrants that are convertible or exercisable within 60 days. Please revise the table to indicate by footnote, for each selling stockholder, the shares of common stock underlying shares of convertible preferred stock, options or warrants held by such selling stockholder that is convertible or exercisable within 60 days. Also, please include the terms of such conversion or exercise in the footnote.

5. We note your disclosure in the third paragraph of page 3 that none of the selling stockholders has any family relationships with your officers, directors or controlling stockholders. We note that the selling stockholders Yazhou Zhao, Jinghua Zhao and Yuanjian Zhao have the same last name as your Chief Executive Officer, Guohong Zhao. Please revise to disclose any relationship any selling stockholder has with any other selling stockholder, your Chief Executive Officer, with you or any of your predecessors or affiliates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis A. Bevilacqua, Esq. (*Via facsimile 202/663-8007*)
Joseph R. Tiano, Esq.
Thomas M. Shoesmith, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N. Street, NW
Washington, D.C. 20037